UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL Energia announces the incorporation of shares of its subsidiaries CPFL Paulista and CPFL Piratininga

São Paulo, October 25, 2005 - CPFL Energia S.A. (“CPFL Energia”) notifies its shareholders and the market, that it will submit to the approval of its shareholders at the next Extraordinary General Meeting, scheduled for November 23, 2005, a corporate reorganization proposal involving the incorporation of the minority shares of Companhia Piratininga de Força e Luz (“CPFL Piratininga”) into the equity of Companhia Paulista de Força e Luz (“CPFL Paulista”) and, thereafter, the incorporation of the minority shares of CPFL Paulista into the equity of CPFL Energia. These transactions will result in a R$468,201,127.47 increase in CPFL Energia’s capital stock, through the issuance of 18,862,417 new book-entry common shares.

The current shareholders of CPFL Piratininga will receive: (i) one Common Share of CPFL Paulista in exchange for each block of 6.053721422 Common Shares of CPFL Piratininga; and (ii) one Class A Preferred Share of CPFL Paulista in exchange for each block of 6.053721422 Preferred Shares of CPFL Piratininga.

Following the exchanges mentioned above, shareholders of CPFL Paulista (including the new shareholders originating from the incorporation of CPFL Piratininga into CPFL Paulista) will receive one Common Share of CPFL Energia in exchange for each block of 101.600724349 common or preferred shares (Classes A, B or C) of CPFL Paulista.

The exchange ratios mentioned above were established based on economic value reports prepared by Banco Pactual S.A. for the three aforementioned companies.

In light of CPFL Energia’s participation in the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores do Estado de São Paulo – BOVESPA) and the New York Stock Exchange (NYSE), the incorporation of shares described above shall bring

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benefits to the shareholders of both CPFL Piratininga and CPFL Paulista, inasmuch as they will become owners of stock issued by CPFL Energia, which grants rights and benefits currently not granted to the stock of CPFL Piratininga nor to the stock CPFL Paulista. In particular, these shareholders will benefit from shares with greater liquidity and have tag along rights in case of sale of control.

We understand this transaction will also bring benefits to CPFL Energia by increasing its shareholder base by approximately 10,500 shareholders and increasing its free float by 0.95% . Furthermore, the incorporation of CPFL Piratininga and CPFL Paulista into CPFL Energia will concentrate the CPFL Group´s liquidity in the stock of CPFL Energia, which is part of the following indexes: Índice Brasil (“IBRX”), Índice de Energia Elétrica (“IEE”), Índice de Ações com Governança Corporativa Diferenciada (“IGC”), Índice de Ações com Tag Along Diferenciado (“ITAG”), and Índice Dow Jones Brazil Titans 20 ADR (“DJBR20”).

The transactions described above give rise to the ability of shareholders of CPFL Energia, CPFL Paulista and CPFL Piratininga who dissent from the decision to withdraw from the applicable company, as further described in the Material Event notice published by CPFL Energia on October 25, 2005.

IR Team:

José Filippo – IR Officer
Vitor Fagá de Almeida – IR Manager	E-mail:	Phone: (55 19) 3756-6083
Alessandra Munhoz Andretta	ri@cpfl.com.br	Fax: (55 19) 3756-6089
Silvia Emanoele P. de Paula
Adriana M. Sarinho Ribeiro
Luis Fernando Castro de Abreu
Thiago Piffer

ri.cpfl.com.br

CPFL Energia is one of the largest private companies in the distribution, generation and commercialization of electric energy in Brazil. CPFL is the only private company in the Brazilian electric energy sector that adopted the best corporate governance practices BOVESPA – Novo Mercado and also has a Level-3 ADR in NYSE - New York Stock Exchange. Our strategy is focused on the improvement of operations efficiency, on the conclusion of current generation projects and pursuing new ones, on the strengthening of the commercialization business, developing new value-added products and services, and on strategically positioning the company to benefit from the sector consolidation, taking advantage of our experience in integrating and restructuring other operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.